Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of July 22, 2016 among M III Sponsor I LLC, a Delaware limited liability company, M III Sponsor I LP, a Delaware limited partnership, M III Acquisition Partners I LLC, a Delaware limited liability company, M III Acquisition Partners I Corp., a Delaware corporation, and Mr. Mohsin Y. Meghji (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Common Stock, $0.0001 par value per share, of M III Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated July 22, 2016, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: July 22, 2016		M III SPONSOR I LLC By: M III Acquisition Partners I LLC, its Managing Member

	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Managing Member

M III SPONSOR I LP By: M III Acquisition Partners I Corp., its Sole General Partner
By: /s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Chief Executive Officer

/s/ Mohsin Y. Meghji
Mohsin Y. Meghji